BofA Securities, Inc.

One Bryant Park

New York, New York 10036

Goldman Sachs & Co. LLC

200 West Street

New York, New York 10282

Jefferies LLC

520 Madison Avenue

New York, New York 10022

September 12, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re: First Watch Restaurant Group, Inc.

Registration Statement on Form S-1

File No. 333-267384

Acceleration Request

Requested Date: September 14, 2022

Requested Time: 4:00 p.m. Eastern Time

Ladies and Gentlemen:

We refer to the registration statement on Form S-1 (File No. 333-267384) (as amended, the “Registration Statement”) of First Watch Restaurant Group, Inc. (the “Company”), relating to the registration of the Company’s common stock, par value $0.01 per share.

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of the Company for acceleration of the effective date of the above-referenced Registration Statement, requesting effectiveness as of 4:00 p.m., Eastern Time, on September 14, 2022, or at such later time as the Company or its outside counsel, Weil, Gotshal & Manges LLP, may request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that we will take reasonable steps to secure adequate distribution of the Company’s preliminary prospectus dated September 12, 2022 to underwriters, dealers, institutional investors and others, prior to the requested effective time of the Registration Statement.

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, to the extent applicable.

[Signature Page Follows]

Very truly yours,

BOFA SECURITIES, INC.

By:	/s/ Michael Liloia
Name:	Michael Liloia
Title:	Director

GOLDMAN SACHS & CO. LLC

By:	/s/ Ryan Cunn
Name:	Ryan Cunn
Title:	Managing Director, Equity Capital Markets

JEFFERIES LLC

By:	/s/ Michael A Bauer
Name:	Michael A Bauer
Title:	Managing Director

[Signature Page to Underwriters’ Acceleration Request]